                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             [AMENDMENT NO. _______]

                         MAX & ERMA'S RESTAURANTS, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                         MAX & ERMA'S RESTAURANTS, INC.
     ----------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.10 PAR VALUE
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   577903 10 7
     ----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             William C. Niegsch, Jr.
              Executive Vice President and Chief Financial Officer
                   4849 Evanswood Drive, Columbus, Ohio 43229
                                 (614) 431-5800
     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                            Curtis A. Loveland, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      This statement is filed in connection with (check the appropriate box):

      [x]   a.    The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14(C) or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

      [ ]   b.    The filing of a registration statement under the Securities
                  Act of 1933.

      [ ]   c.    A tender offer.

      [ ]   d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [x].

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ].


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*                                  Amount of Filing Fee
      $848,000                                                 $100

* The filing fee was determined based on the product of: (a) the estimated 53,000 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $16.00 per share of common stock (the "aggregate value"). The amount required to be paid with the filing of this Schedule 13E-3 equals .0001177 times the aggregate value.

            [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         _______________________________

Form or Registration No.:       _______________________________

Filing Party:                   _______________________________

Date Filed:                     _______________________________

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed by Max & Erma's Restaurants, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 promulgated thereunder. The Company is submitting to its stockholders a proposal to approve and adopt:

      (a) a 1-for-200 reverse stock split of the Company's, $0.10 par value common stock ("Stock");

      (b) a cash payment of $16.00 per share, in lieu of issuance of fractional shares, to beneficial stockholders holding fewer than 200 shares of Stock as of the effective date of the reverse split; and

      (c) immediately following the reverse split, a 200-for-1 forward stock split of the Stock.

      Items (a), (b), and (c) will be considered one proposal (the
"Transaction").

      This Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a preliminary proxy statement, including appendices, filed by the Company pursuant to Regulation 14A under the Exchange Act (the "Proxy Statement"), which will notify stockholders of the Company's annual meeting of stockholders, scheduled for April 2005, where stockholders will be asked to: (i) approve the Transaction, (ii) elect two directors, (iii) ratify the selection of Deloitte & Touch LLP as the Company's independent public accountants, (iv) grant the Board of Directors of the Company discretionary authority to adjourn the annual meeting if necessary, and (v) conduct any other business properly brought before the annual meeting.

      All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect any such changes to the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Proxy Statement under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company is Max & Erma's Restaurants, Inc. The address of the principal executive offices of the Company is 4849 Evanswood Drive, Columbus, Ohio 43229. The telephone number of the Company is 614-431-5800.

      (b)-(d) The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

      (e) Not applicable.

      (f) The information set forth in the Proxy Statement under "Stock Purchases by Max & Erma's" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a)-(c)(1)(2) The information set forth in Item 2(a) above and in the Proxy Statement under "Election of Directors," and "Executive Officers" is incorporated herein by reference. The business address of the executive officers of the Company is 4849 Evanswood Drive, Columbus, Ohio 43229.

      (c)(3) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (c)(4) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

      (c)(5) All directors and executive officers of the Company are United States citizens.

ITEM 4. TERMS OF THE TRANSACTION.

      (a)(2) The information set forth in the Proxy Statement under "Summary Term Sheet," "The Annual Meeting - Vote Required," "Special Factors - Background of the Transaction," "Special Factors - Purpose and Reasons for the Transaction," "Special Factors - Certain Effects of the Transaction," "Special Factors - Interest of Officers and Directors in the Transaction," "Special Factors - Anticipated Accounting Treatment," and "Special Factors - U.S. Federal Income Tax Consequences" is incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors - Background of the Transaction," "Special Factors - Certain Effects of the Transaction," "Special Factors - Interests of Officers and Directors in the Transaction," and "The Proposed Amendment - Conversion of Shares in the Transaction" is incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under "Summary Term Sheet - No Appraisal or Dissenters' Rights" is incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under "Special Factors - Recommendation of the Board; Fairness of the Transaction" is incorporated herein by reference.

      (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

      (a) The information set forth in the Proxy Statement under "Certain Transactions" is incorporated herein by reference.

      (b)-(c) The information set forth in the Proxy Statement under "Special Factors - Background of the Transaction," "Special Factors - Alternatives Considered," and "Special Factors - Possible Corporate Transactions" is incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under "Summary Term Sheet - Conflicts of Interest of Directors and Executive Officers," "Stock Purchases by Max & Erma's," "Special Factors - Interests of Officers and Directors in the Transaction," "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management," "Executive Officers," and "Equity Compensation Plan Information" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) The information set forth in the Proxy Statement under "Special Factors - Anticipated Accounting Treatment" and "Special Factors - Conduct of Max & Erma's After the Transaction" is incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Market for Common Stock and Related Stockholder Matters," "Special Factors - Background of the Transaction," "Special Factors - Certain Effects of the Transaction," "Special Factors - Conduct of Max & Erma's After the Transaction," "Special Factors - Possible Corporate Transactions," and "Election of Directors" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors - Background of the Transaction," and "Special Factors
- Purposes and Reasons for the Transaction" is incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under "Special Factors - Background of the Transaction" and "Special Factors - Alternatives Considered" is incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors - Background of the Transaction," and "Special Factors
- Purposes and Reasons for the Transaction" is incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary Financial Information - Summary Unaudited Pro Forma Financial Information," "Special Factors - Certain Effects of the Transaction," "Special Factors - U.S. Federal Income Tax Consequences," and "Special Factors - Conduct of Max & Erma's After the Transaction" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      (a)-(e) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors - Background of the Transaction," "Special Factors
- Purpose and Reasons for the Transaction," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction," and "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

      (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

      (a)-(b) The information set forth in the Proxy Statement under "Special Factors - Background of the Transaction," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction," and "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under "Special Factors - Opinion of the Financial Advisor" and "Where You Can Find More Information" is incorporated herein by reference.

      The opinion of the financial advisor to the special committee is included as Appendix B to the Proxy Statement. The opinion prepared by the financial advisor will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative of a stockholder designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

      (a)-(c) The information set forth in the Proxy Statement under "Special Factors - Source of Funds and Financing of the Transaction" is incorporated herein by reference.

      (d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" is incorporated herein by reference.

      (b) On December 23, 2004, Robert A. Rothman gifted 3,500 shares of the Company's Stock.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (d) The information set forth in the Proxy Statement under "Summary Term Sheet - Vote Required" and "The Annual Meeting - Vote Required" incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under "Special Factors - Recommendation of the Special Committee" and "Special Factors - Recommendation of the Board; Fairness of the Transaction" is incorporated herein by reference.

ITEM  13. FINANCIAL INFORMATION.

      (a) The audited financial statements are incorporated in the Proxy Statement from the Company's Annual Report on Form 10-K for the year ended October 31, 2004. The information in the Proxy Statement referred to in "Summary Financial Information - Summary Historical Financial Information," "Documents Incorporated by Reference," and "Where You Can Find More Information" is incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under "Summary Financial Information - Summary Unaudited Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a)-(b) The information set forth in the Proxy Statement under "The Annual Meeting" and "Cost of Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

      The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

      (a) Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on January 19, 2005, incorporated herein by reference.

      (b) Not applicable.

      (c)(1) Opinion of GBQ Partners, LLC to the special committee dated January 17, 2005 (Appendix B to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on January 19, 2005), incorporated herein by reference.

      (c)(2) Presentation materials prepared by GBQ Partners, LLC for the Special Committee meeting on January 17, 2005.

      (d)(1) 1992 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 10(q) of the Company's Form 10-K filed with the SEC on January 25, 1993).

      (d)(2) 1996 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 4(a) of the Company's Form S-8 filed with the SEC on May 2, 1996).

      (d)(3) 2002 Stock Option Plan of the Company (incorporated herein by reference to Exhibit 4(a) of the Company's Form S-8 filed with the SEC on June 28, 2002).

      (f) Not applicable.

      (g) Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     /s/ Todd B. Barnum
                                     ------------------------------------------
                                     Todd B. Barnum, Chairman of the Board,
                                     Chief Executive Officer and President

Dated: January 19, 2005

                                  EXHIBIT INDEX

Exhibit
Number      Description
------      -----------
(a)         Preliminary Proxy Statement of the Company (incorporated herein by reference from the Company's Schedule 14A filed with the SEC on
            January 19, 2005).

(c)(1)      Opinion of GBQ Partners, LLC to the Special Committee dated January
            17, 2005 (incorporated herein by reference from Appendix B to the Company's Preliminary Proxy Statement filed with the Securities and
            Exchange Commission on January 19, 2005).

(c)(2)      Presentation materials prepared by GBQ Partners, LLC for the Special
            Committee meeting on January 17, 2005.

(d)(1) 1992 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 10(q) of the Company's Form 10-K filed with the SEC on January 25, 1993).

(d)(2) 1996 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 4(a) of the Company's Form S-8 filed with the SEC on May 2, 1996).

(d)(3) 2002 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 4(a) of the Company's Form S-8 filed with the SEC on June 28, 2002).